1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 15, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,268

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,268 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust:

iShares Exponential Technologies ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The Fund seeks to track the investment results of an index composed of developed and emerging market companies that create or use exponential technologies.

The Fund seeks to track the investment results of the Morningstar® Exponential Technologies Index (the “Underlying Index”), which measures the performance of equity securities issued by companies that the Equity Research team of Morningstar, Inc. (“Morningstar”) has determined are involved with the creation of groundbreaking technologies and/or that are users that apply such technology within their businesses. Exponential technologies displace older technologies, create new markets and have the potential to effect significant economic impacts.

The Underlying Index is a subset of the Morningstar US Market Index and the Morningstar Global Markets ex-US Index family The eligible universe of securities in the Underlying Index must be in the Morningstar Global Equity Index family and covered by Morningstar’s Equity Research analysts. The Morningstar analysts perform fundamental research in order to score companies within the eligible universe along a three point scale based on exponential technology themes that Morningstar believes have the potential to have significant economic benefits to producers and users. As of September 30, 2014, Morningstar has identified nine exponential technology themes: big data and analytics, nanotechnology, medicine and neuroscience, networks and computer systems, energy and environmental systems, robotics, 3D printing, bioinformatics, and financial services innovation. The themes are reviewed on an annual basis and may change over time.

Morningstar’s sector strategists, directors and selection committee review the scores assigned by the Morningstar analysts and may calibrate or revise the scores to ensure consistency in scoring across analysts, sectors, geographies and themes. Morningstar eliminates companies with average three month trailing daily trading volume less than $2 million and/ or market capitalization of $300 million or less. It then ranks the remaining potential constituents in an order emphasizing exposure to the exponential technology themes, giving preference to current index constituents and also preferring smaller market capitalization companies over larger ones. Up to five leading companies within each theme are automatically included in the Underlying Index, with additional companies added until the Underlying Index has 200 constituents. The Underlying Index is equal weighted and is reconstituted and rebalanced annually.

The Underlying Index may include large-, mid- or small-capitalization companies and components primarily include healthcare, technology and telecommunications services. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time. As of October 31, 2014, the Underlying Index consisted of companies in the following countries or regions: Australia, Belgium, Brazil, Canada, China, Denmark, France, Germany, India, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Russia, South Korea, Spain, Sweden, Switzerland, the United Kingdom and the United States.

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,225 filed pursuant to Rule 485(a)(2) on October 3, 2014.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 1,225, filed pursuant to Rule 485(a)(2) on October 3, 2014, relating to the iShares MSCI ACWI Low Carbon Target ETF, which became effective on December 5, 2014.

In the Prospectus:

“Portfolio Holdings Information,” “Management – Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information – Buying and Selling Shares,” “Shareholder Information – Book Entry,” “Shareholder Information – Share Prices,” “Shareholder Information – Determination of Net Asset Value,” “Shareholder Information – Dividends and Distributions,” “Shareholder Information – Taxes,” “Shareholder Information – Creations and Redemptions,” “Shareholder Information – Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Investment Restrictions,” “Continuous Offering,” “Management,” “Investment Advisory, Administrative and Distribution Services – Investment Adviser,” “Investment Advisory, Administrative and Distribution Services – Portfolio Managers,” “Investment Advisory, Administrative and Distribution Services – Portfolio Manager Compensation Overview,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Investment Advisory, Administrative and Distribution Services – Payments by BFA and its Affiliates,” “Determination of Net Asset Value,” “Additional Information Concerning the Trust – Shares,” “Additional Information Concerning the Trust – Termination of the Trust or the Fund,” “Brokerage Transactions,” “Additional Information Concerning the Trust – DTC as Securities Depository for Shares of the Fund,” “Creation and Redemption of Creation Units,” and “Financial Statements.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer, Esq.

Katherine Drury

Michael Gung

Seong Kim

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).